Exhibit 99.3

April 28, 2009

Dear Shareholder:

Re:	IAMGOLD Corporation
Management Information Circular dated April 9, 2009

On April 9, 2009, IAMGOLD Corporation (the “Corporation”) provided its shareholders with, among other things, notice of the annual meeting (the “Meeting”) of the shareholders of the Corporation to be held at Toronto, Ontario on Thursday, May 14, 2009 at 4:00 p.m. (Toronto time), together with the management information circular (the “Circular”) dated April 9, 2009 of the Corporation in connection with the solicitation of proxies to be used at the Meeting.

The Corporation has recently become aware that the Circular mailed to shareholders contains an error that is clerical in nature in respect of information relating to William D. Pugliese set out on page six of the Circular in the section entitled “Business of the Meeting – Election of Directors”. The information below relating to Mr. Pugliese shows the changes blacklined from the Circular mailed by the Corporation.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares Beneficially Owned Directly or Indirectly or Over Which Control or Direction is Exercised		Ownership Target Met* Yes/No
WILLIAM D. PUGLIESE(2, 3)	Chairman of the Corporation	1990	~~0~~		~~No~~
Aurora, Ontario, Canada			6,856,706	(5)	Yes

(2)	Member of the compensation committee of the board of directors of the Corporation.
(3)	Member of the corporate governance committee of the board of directors of the Corporation.
(5)	Mr. Pugliese also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
*	A director must hold a minimum of 5,000 Common Shares within three years of becoming a director and maintain a minimum of 5,000 Common Shares throughout the director’s tenure.

The corrected Circular containing the above information will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml under the Corporation’s profile. We apologize for any confusion this error may have caused and look forward to seeing you at the upcoming Meeting.

Sincerely,

LARRY E. PHILLIPS Senior Vice President, Corporate Affairs